Exhibit 21.1

Subsidiaries of Registrant

Subsidiaries	Jurisdiction of Organization

Nationstar Mortgage Holdings Inc.	Delaware
Nationstar Sub1 LLC	Delaware
Nationstar Mortgage LLC	Delaware